As filed with the Securities and Exchange Commission on April 8, 2020

File No. 333-________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERGENT HOSPITALITY GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-4842958
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

7621 Little Avenue, Suite 414, Charlotte, NC	28226
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(704) 366-5122

Securities to be registered pursuant to Section 12(b) of the Act:

None.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[X]
		Emerging growth company	[ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

We have filed this General Form for Registration of Securities on Form 10 (the “Registration Statement”) to register our common stock, par value $0.0001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the spin-off transaction described in this Registration Statement.

This Registration Statement will become effective automatically by lapse of time 60 days from the date of the filing pursuant to Section 12(g)(1) of the Exchange Act unless accelerated. As of the effective date we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

In connection with and prior to its merger (“Merger”) with Sonnet BioTherapeutics Holdings Inc., a New Jersey Corporation (“Sonnet”), Chanticleer Holdings Inc., a Delaware corporation (“Chanticleer”), contributed and transferred to Amergent Hospitality Group, Inc., a Delaware corporation (“Amergent”), a newly formed, wholly owned subsidiary of Chanticleer, substantially all of Chanticleer’s business, operations, assets and liabilities, pursuant to the Contribution Agreement between Chanticleer and Amergent dated March 31, 2020. On March 16, 2020, pursuant to the Disposition Agreement between Chanticleer and Amergent dated March 25, 2020, the Chanticleer board of directors declared a dividend with respect to the shares of common stock outstanding at the close of business on March 26, 2020 of one share of the Amergent common stock for each outstanding share of Chanticleer common stock. The dividend, which together with the contribution and transfer of Chanticleer’s business, assets and liabilities described above, is referred to as the “Spin-Off,” was paid on March 31, 2020.

As a result of the “Spin-Off”, Amergent emerges as successor to the business, operations, assets and liabilities of pre-merger Chanticleer. Additionally, Amergent’s shareholder base and their holdings (on a pro-rata basis) are substantially identical to that of pre-merger Chanticleer.

Unless otherwise noted, references in this registration statement to the “Registrant,” “Amergent,” “we,” “our” or “us” means Amergent Hospitality Group, Inc., a Delaware corporation and our wholly-owned subsidiaries. Reference to our “Parent” means Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc. Our principal place of business is located at 7621 Little Avenue, Suite 414, Charlotte, NC 28226. Our telephone number is: (704) 366-5122.

AMERGENT HOSPITALITY GROUP, INC.

Information Required in Registration Statement

Cross-Reference Sheet between the Information Statement and Items of Form 10 This Registration Statement on Form 10 incorporates by reference information contained in certain filings of Registrant’s Parent, including its Form 10-K for the fiscal year ended December 31, 2019 (“Form 10-K”) and Registration Statement on Form S-3 (File No. 333-235301) (“Form S-3”), which are Exhibits 99.1 and 99.2 to this Registration Statement on Form 10 respectively.

The disclosures incorporated by reference herein describe the business operations and assets transferred to us by Parent in the Spin-Off as if the transferred assets were our business for all historical periods described. References to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Parent and its subsidiaries prior to the Spin-Off.

Item No.	Name of Item	Location in Information Statement

1.	Business	See Form 10-K, “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Available Information”

1A.	Risk Factors	See Form 10-K, “Risk Factors” and “Forward-Looking Statements” and see disclosures set forth below under Item 1A.

2.	Financial Information	See Form S-4A “Selected Historical And Unaudited Pro Forma Condensed Combined Financial Information and Data/ Selected Historical Consolidated Financial Data of Chanticleer “ See Form 10-K, “Financial Statements and Supplementary Date” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

3.	Properties	See Form 10-K, “Properties”

4.	Security Ownership of Certain Beneficial Owners and Management	See Form 10-K, “Security Ownership of Certain Beneficial Owners and Management”

5.	Directors and Executive Officers	See Form 10-K, “Directors, Executive Officers and Corporate Governance” and see disclosures set forth below under Item 5

6.	Executive Compensation	See Form 10-K,”Executive Compensation”

7.	Certain Relationships and Related Transactions, and Director Independence	See Form S-4/A “Certain Relationships and Related Party Transactions/ Chanticleer”

See Form 10-K, “Risk Factors,” “Directors, Executive Officers and Corporate Governance” and “Certain Relationships and Related Transactions, and Director Independence”

8.	Legal Proceedings	See Form 10-K, “Legal Proceedings”

9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	See Form 10-K in addition to disclosures set forth below under Item 9

10.	Recent Sales of Unregistered Securities	See disclosures set forth below under Item 10

11.	Description of Registrant’s Securities to be Registered	See disclosures set forth below under Item 11

12.	Indemnification of Directors and Officers	See disclosures set forth below

13.	Financial Statements and Supplementary Data	See Form S-4A “Selected Historical And Unaudited Pro Forma Condensed Combined Financial Information and Data/ Selected Historical Consolidated Financial Data of Chanticleer “

See Form 10-K, “Financial Statements and Supplementary Date”

14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	None

15.	Financial Statements and Exhibits	See Form 10-K, “Exhibits and Financial Statement Schedules” See the Exhibit Index of this Registration Statement on Form 10

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Item 1A. Risk Factors

Coronavirus COVID-19 has materially impacted our business.

The U.S. and other countries are experiencing a major global health pandemic related to the outbreak of the novel coronavirus (“COVID-19”), which has adversely impacted, and will continue to adversely impact, our operations in a number of ways. To date, we have experienced a decrease in revenues of approximately 70%, due to closure of approximately 40% of our stores and closure of dining rooms due to stay at home mandates across the nation imposing take-out and delivery only limitations. More generally, our business depends on consumer discretionary spending, and as such, our results are particularly sensitive to economic conditions and consumer confidence. COVID-19 has significantly impacted economic conditions and financial markets.  For example, during March 2020, the U.S. economy experienced an unprecedented increase in the number of people seeking jobless benefits and global financial markets experienced significant declines.  These and other effects make it more challenging for management to estimate future performance of our business, particularly over the near-to-medium term. While we cannot reasonably estimate the impact of COVID-19 on our financial position, results of operations and cash flows, we do expect such impact to be significantly negative.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain, including, among others, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 and the actions, especially those taken by governmental authorities, to contain the pandemic or treat its impact. As events are rapidly changing, additional impacts may arise that we are not aware of currently.

Item 5. Directors and Executive Officers

Russell Page retired from his position as director of Chanticleer concurrently with the Merger.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Amergent’s common stock is not publicly traded and there is currently no public market for our common stock. We have filed a Form 211 with the Financial Industry Regulatory Authority and are applying to have our common stock authorized for quotation on the OTCQX market of the OTC Markets Group, Inc. but there are no assurances that our common stock will be quoted on the OTCQX or any other quotation service, exchange or trading facility. An active public market for our common stock may not develop or be sustained after the distribution. If an active public market does not develop or is not sustained, it may be difficult for our stockholders to sell their shares of common stock at a price that is attractive to them, or at all. We intend to request the symbol “BURG” to be issued in connection with the initiation of quotation on the OTCQX.

We do not currently expect to pay dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in any debt instrument, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we began paying dividends.

Item 10. Recent Sales of Unregistered Securities

On April 1, 2020, in connection with and prior to the Merger and Spin-Off, pursuant to a Securities Purchase Agreement between Chanticleer, Amergent, Oz Rey LLC, a Texas limited liability company, and certain other purchasers, Chanticleer was released from all of its obligations under its 8% secured debentures. The 8% debentures were cancelled. In exchange Amergent (i) issued 10% secured convertible debentures in principal amount of $4,037,889 in Amergent to Oz Rey, LLC, (iii) issued 10-year warrants to purchase up to 2,462,400 shares of common stock to the purchasers at an exercise price of $0.125, and (ii) issued a 10-year warrant to purchase 462,600 shares of common stock to Oz Rey, LLC at an exercise price of $0.50 and (iii) remitted $2,000,000 of the proceeds of the Merger to Oz Rey, LLC. The debenture may be converted at any time at the option of holder at the lower of $0.10 and (b) the volume weighted average price for Amergent’s common stock 10 trading days immediately prior to delivery of the conversion notice. The warrants include a cashless exercise provision. The debentures and warrants include standard anti-dilution provisions as well as full-ratchet anti-dilution protection. The obligation is subject to a first priority security interest in substantially all the assets of Amergent and is guaranteed by all Amergent’s subsidiaries. The number of shares into which the debenture may be converted and the number of shares for which the warrants may be exercised will be limited to 19.9% of the shares of common stock outstanding on the original issue date if such a limitation is necessary to avoid a requirement from the trading market to receive shareholder approval of the transactions.

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In connection with the Merger and Spin-Off, all outstanding shares of Series 2 Convertible Preferred Stock of Chanticleer were automatically exchanged for substantially identical shares of preferred stock in Amergent (“Series 2 Preferred”). The board of directors approved the certificate of designations rights and preferences of Series 2 Preferred, more fully set forth in a Certificate of Designations filed with the Secretary of State of Delaware and authorized the designation and immediate issuance of 787 shares of Series 2 Preferred. In addition, pursuant to Chanticleer’s original agreement with the investors, we issued 5-year warrants to purchase an aggregate of 350,000 shares of Amergent’s common stock to the investors at $1.25 per share.

Each share of Series 2 Preferred has a stated value if $1,000. The investor is guaranteed a return on investment equal to at least 125% of the stated value of the Series 2 Preferred. A segregated cash account will be maintained until the True-Up Payment is paid in full. The Series 2 Preferred Stock is convertible at the option of holder at the lesser of (i) $1.00 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) or (ii) 90% of the five day average volume weighted average price of the common, provided the conversion price has a floor of $0.50 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) Conversion is subject to a beneficial ownership limitation of 4.99% .This limitation may be increased by the holder up to 9.99%, with 61 days’ notice. No dividends shall be declared or paid on the Series 2 Preferred Stock. Upon any liquidation, dissolution or winding-up of Amergent, the holder shall be entitled to receive out of the assets, whether capital or surplus, an amount equal to 125% of the stated value plus any default interest and any other fees or liquidated damages then due and owing thereon under the Certificate of Designations, for each share of Series 2 Preferred before any distribution or payment shall be made to the holders of Amergent common stock. The holder of Series 2 Preferred will vote together with the holders of common stock as a single class on an as-converted basis on all matters presented to the holders of common stock and shall vote as a separate class on all matters presented to the holders of Series 2 Preferred. In addition, without the approval of the holder, Amergent will not, (i) sell all or substantially all of its assets, merge or consolidate with another entity or voluntarily liquidate or dissolve the corporation, (ii) alter or change the rights, preferences or privileges of the Series 2 Preferred, (iii) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the Series 2 Preferred Stock, (iv) amend its certificate of incorporation, as amended, or other charter documents in any manner that adversely affects any rights of the holder, (v) increase the number of authorized shares of Series 2 Preferred Stock, (vi) redeem any shares of capital stock of the company (other than any redemption of securities from officers or employees of the company pursuant to existing contractual arrangements with such officers or employees or in connection with the termination of their employment) or (vii) enter into any agreement with respect to any of the foregoing. Breach of Amergent’s obligations and other circumstances set forth in the Certificate of Designation will trigger a redemption event. The Certificate of Designations provides for customary adjustments in the event of dividends or stock splits and anti-dilution protection.

If a registration statement is not available 6 months after the issuance date of the warrants, the warrants may be exercised via cashless exercise. The warrant includes customary anti-dilution protection and exercise is subject to a 9.99% beneficial ownership limitation that may be increased upon 60 days’ notice from holder,

Concurrently with the transactions described above, the parties entered into a registration rights agreement for registration of shares of common stock underlying warrants and notes described above as well as shares of common stock underlying the Series 2 Preferred.

The transactions discussed in this paragraph are exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and corresponding provisions of state securities laws or, alternatively, Section 3(a)(9) of the Securities Act and corresponding provisions of state securities laws, on the basis that (i) offers were made to a limited number of existing warrant holders, (ii) each offer was made through direct communication with the offerees by Chanticleer, (iii) the sophistication of the offerees and financial ability to bear risks (iv) the extensive disclosure provided to the offerees, and (v) no general solicitation and no commission or remuneration was paid for solicitation.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the complete text of the Securities Purchase Agreement, Secured Convertible Debenture, Registration Rights Agreement, Subsidiary Guarantee and Forms of Warrants, which are filed as exhibits to this Form 10 as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 respectively.

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Item 11. Description of Registrant’s Securities to be Registered

The following is a summary of the material terms of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our amended and restated certificate of incorporation, amended and restated bylaws and to the applicable provisions of Delaware law.

We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is authorized; the holders of a majority of our outstanding shares of common stock may elect all directors. Holders of common stock are entitled to receive such dividends as may be declared by our board out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our directors are not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future. Holders of common stock do not have preemptive rights to subscribe to any additional shares we may issue in the future. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and nonassessable.

As of December 31, 2019, we had 10,404,347 shares of common stock issued and outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

●	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “Interested Stockholder” did own, 15% or more of the corporation’s voting stock. In addition, our authorized but unissued shares of common stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans The existence of our authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our bylaws, which could delay, defer or prevent a change in control.

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Item 12. Indemnification of Directors and Officers

We are subject to the laws of Delaware on corporate matters, including their indemnification provisions. Section 102 of the General Corporation Law of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The statute provides that indemnification pursuant to these provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Our certificate of incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and the corporation is authorized to indemnify its agents to the fullest extent permissible under Delaware law.

Under our bylaws, any person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative, including any appeal therefrom, by reason of the fact that he is or was a director or officer of ours or was serving at our request as a director or officer of another entity or enterprise (including any subsidiary), may be indemnified and held harmless by us, and we may advance all expenses incurred by such person in defense of any such proceeding prior to its final determination, if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. The indemnification provided in our bylaws is not exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

We intend to obtain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers and entire into indemnification agreements with our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Distribution Agreement by and between Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc., and Registrant dated March 25, 2020, filed herewith

2.2	Contribution Agreement by and between Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc. and Registrant dated March 31, 2020, filed herewith

3.1	Certificate of Incorporation of Registrant filed February 18, 2020 with the Delaware Secretary of State, filed herewith

3.2	Certificate of Designations of Series 2 Preferred Convertible Preferred Stock filed April 1, 2020 with the Delaware Secretary of State, filed herewith

3.3	Form of Bylaws*

4.1	Specimen Stock Certificate

4.2	Specimen Preferred Stock Certificate

10.1	Securities Purchase Agreement by and among Registrant, Oz Rey, LLC and certain other purchasers dated April 1, 2020, filed herewith

10.2	Form of Secured Convertible Debenture by Registrant in favor of Oz Rey, LLC issued April 1, 2020, filed herewith

10.3	Registration Rights Agreement by and among Registrant, Oz Rey, LLC and certain holders of registrable securities, dated April 1, 2020, filed herewith

10.4	Subsidiary Guarantee in favor of Oz Rey, LLC dated April 1, 2020, filed herewith

10.5	Security Agreement in favor of Oz Rey, LLC dated April 1, 2020, filed herewith

10.6	Form of Warrant issued to Oz Rey, LLC on April 1, 2020, filed herewith

10.7	Form of Warrant issued to certain holders of Series 2 Convertible Preferred dated April 1, 2020, filed herewith.

10.8**	Employment Agreement by and between Patrick Harkleroad and Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc., dated January 7, 2019 as assigned to Registrant] (Incorporated by reference to Exhibit 10.44 to Annual Report on 10-K of Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc, filed with the SEC on April 1, 2019)

10.9**	Employment Agreement by and between Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc., and Frederick L. Glick dated November 16, 2018 as assigned to Registrant (incorporated by reference to Exhibit 10.40 to Annual Report on 10-K, of Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc., filed with the SEC on April 1, 2019)

10.10	Form of Franchise Agreement between the Company and Hooters of America, LLC (Incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-1 (Registration No. 333-178307) of Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc., filed with the SEC on December 2, 2011)

10.11	Lease Agreement between Redus NC Commercial, LLC and Chanticleer Holdings, Inc. dated June 1, 2014, as amended (incorporated by reference to Exhibit 10.1 to our Quarterly Report on 10-Q of Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc., filed with the SEC on November 14, 2019).

10.12	Gaming Assignment dated July 1, 2014 (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, of Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc., filed with the SEC on July 3, 2014)

10.13	Form of Officer and Director Indemnification Agreement*

10.14	Form of Amergent Hospitality Group Inc.’s 2020 Incentive Compensation Plan*

21.1	List of subsidiaries of the registrant (Incorporated by reference to Exhibit 21.1 to the Parent’s Form 10-K for the fiscal year ended December 31, 2019 filed March 18, 2020)

99.1	The Annual Report on Form 10-K of Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc. for the fiscal year ended December 31, 2019 filed March 18, 2020, filed herewith.

99.2	Registration Statement on Form S-4, as amended, of Registrant’s Parent, Sonnet BioTherapeutics Holdings, Inc., FKA Chanticleer Holdings, Inc. as filed February 7, 2020, filed herewith.

*	To be filed by amendment.
**	Management Compensatory Contract or Arrangement

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused its Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERGENT HOSPITALITY GROUP, INC.

	By:	Amergent Hospitality Group, Inc.

	By:	/s/ Michael D. Pruitt
	Name:	Michael D. Pruitt
	Title:	Chief Executive Officer
Date: April 9, 2020

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